1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 9, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC to Sell 5% of Vanguard International Semiconductor

Hsinchu, Taiwan, R.O.C. – June 9, 2015 –The TSMC (TWSE: 2330, NYSE: TSM) Board of Directors today approved the sale of 82 million common shares of Vanguard International Semiconductor Corporation (VIS), approximately 5% of VIS’ paid-in-capital, at a price of about NT$47.37 per share and a total price of approximately NT$3.88 billion. Currently, TSMC holds approximately 33.3% of VIS shares on a fully diluted basis, which would decline to approximately 28.3% after the sale.

TSMC will remain the largest shareholder of VIS, and TSMC announces that it has no plan to sell more VIS shares in the foreseeable future. This share sale will not affect the strategic relations between the two companies. TSMC expects to continue its close collaboration with VIS, including licensing certain technologies and transferring certain technical know-how to, and sourcing wafers from, the latter.

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TSMC Spokesperson:	TSMC Acting Spokesperson:

Ms. Lora Ho	Dr. Elizabeth Sun
Senior Vice President and CFO	Director
Tel: 886-3-566-4602	Corporate Communication Division
Tel: 886-3-568-2085
Mobile: 886-988-937999
E-Mail: elizabeth_sun@tsmc.com